Lend Lease
CORPORATION

02 AUG 15 AM 10:25

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

2 August 2002

02049220

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

SUPPL

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
2 August 2002	Announcement to Australian Stock Exchange Lend Lease Increases Stake in US REIT Manager

Yours faithfully

A P Ho
Assistant Company Secretary

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

dlw 8/19

SEC\Rosen.doc

LL0004

Lend Lease
CORPORATION

2 August 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE INCREASES STAKE IN US REIT MANAGER

Lend Lease Corporation Limited ("Lend Lease") has announced that its wholly owned US subsidiary, Lend Lease Real Estate Investments, Inc. has increased its 50% ownership stake in Lend Lease Rosen Real Estate Securities, Inc. to 74.9% and has entered into a three-year agreement to purchase the remainder of the company from its partner, Rosen Financial Services II, Inc., which is controlled by Kenneth T. Rosen and Michael A. Torres.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

PHIL CREWES
General Counsel & Secretary

Attch

Lend Lease
CORPORATION

MEDIA STATEMENT

LEND LEASE INCREASES STAKE IN US REIT MANAGER

Berkeley, CA – August 1, 2002 – Lend Lease Real Estate Investments, Inc. announced today that it has increased its 50% ownership stake in Lend Lease Rosen Real Estate Securities, Inc. ("Lend Lease Rosen") to 74.9% and has entered into a three-year agreement to purchase the remainder of the company from its partner, Rosen Financial Services II, Inc., which is controlled by Kenneth T. Rosen and Michael A. Torres.

Lend Lease Rosen is a registered investment advisor, which manages US$1.8 billion in institutional and individual investor assets in separate accounts and mutual funds focused exclusively in real estate securities. Lend Lease entered into the venture with Mr Rosen and Mr Torres in 1997 when the firm had approximately US$125 million under management.

David Ross, Global Chief Executive Officer of Lend Lease Real Estate Investments, said: "For our clients, the highly successful Rosen/Torres portfolio management team remains focused on achieving top rank performance. This transaction also solidifies Lend Lease's position to take advantage of the growth in REIT investing by institutional investors and of the heightened interest for real estate securities among individual investors in the US. With this further commitment to the REIT sector, we expect to grow our global securities management business, which currently also covers Europe through Lend Lease Houlihan Rovers and Australia with its Property Securities business," he said.

Key details of the Lend Lease Rosen transaction include:

- Kenneth T. Rosen and Michael A. Torres, portfolio managers, have entered into three-year employment contracts, which include equity-based incentives and retention plans to ensure continuity of the investment process.

- Mr Rosen has assumed the role of Chairman of Lend Lease Rosen. Additionally, Mr Rosen will continue to help expansion of Lend Lease's investment activities.

- Mr Torres has been promoted to Chief Executive Officer. Mr Torres will continue his focus on portfolio management and investment strategy.

- The Company will appoint a Chief Operating Officer in the coming months to manage its day-to-day operations.

- The Company's Board of Managers will be expanded to five members comprising Mr Rosen, Mr Torres and three senior Lend Lease executives: David Ross; Jerry Barag, Chief Investment Officer of Lend Lease Real Estate Investments (US); and Dick Burns, Head of Marketing for Lend Lease Real Estate Investments (US).

- The Company will continue to operate from its headquarters in Berkeley, California to serve its clients.

Kenneth Rosen said: "Michael Torres and I look forward to the opportunities for expanding the business domestically and managing assets for Lend Lease's global clients. We remain committed to our investment philosophy and process, which we believe will provide the investment performance our clients have come to expect. Given our continuing ownership interest in the company, Michael and I remain highly dedicated to deliver the care our clients have enjoyed going forward."

Torres said "Over the long-term, we look forward to building on the success we have enjoyed over the past five years; we have a strong client base; a top-quartile performance track record; a plan for managed asset growth and a well-designed product array."

END

MEDIA ENQUIRIES:

Mary Beth Lally
Lend Lease Corporation
02 9236 6883

Roger Burrows
Lend Lease Corporation
02 9236 6116